Exhibit (a)(13)


Scott Hibbs   (503) 731-2123


February 16, 1998


PacifiCorp Questions Texas Utilities' Ability To
Finance Competitive Cash Offer


     PORTLAND, Oregon - PacifiCorp (NYSE: PPW) Monday questioned the ability of Texas Utilities Company (NYSE: TXU) to bid for The Energy Group PLC (NYSE/LSE:
TEG) at a price which would compare favorably with PacifiCorp's cash offer.

     PacifiCorp, which posted its cash offer of 765 pence per TEG share on February 6, believes its cash offer represents both excellent value and certainty for TEG shareholders. TEG, a London based energy company, owns Eastern Electricity in the United Kingdom and Peabody Coal Company, the world's largest private coal company.

     Since posting its offer, PacifiCorp has received all specific regulatory approvals it has sought and which are conditions to its cash offer. By comparison, Texas has made no substantial announcement since its statement on January 27 that it was in talks with TEG.

     In a statement issued in London Monday, PacifiCorp noted that:

-- PacifiCorp believes that any bid, cash or otherwise, by Texas would, to compare favorably with PacifiCorp's offer, need to be significantly in excess of PacifiCorp's existing cash offer.

-- If Texas is not able and willing to dispose, in the short term, of some or all of TEG's Peabody coal assets, PacifiCorp believes that Texas would face material U.S. regulatory uncertainty and delays, quite apart from any UK regulatory hurdles it may encounter. Further, Texas' financing needs would increase considerably in such event.

-- If Texas were to experience similar delays to those experienced by PacifiCorp in obtaining regulatory approvals, PacifiCorp estimates that Texas would need to offer a price exceeding 820 pence in cash to equate to PacifiCorp's current 765 pence cash offer, based only on the time value of money.

News Release                                                              Page 2
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--   If Texas were to include an equity component in its bid consideration,
     PacifiCorp believes that Texas would need to offer even more in such circumstances.

-- PacifiCorp believes that Texas' credit ratings of Baa3 and BBB constrain its ability to raise debt financing for any potential cash offer.

-- If Texas were to maintain its current credit ratings, PacifiCorp believes that Texas would be required to issue a significant amount of equity as part of a bid, either as consideration to TEG shareholders or as part of what would need to be the largest equity offering (or series of offerings) ever undertaken by a U.S. electric utility.

-- Texas is believed to be considering the sale of TEG's Peabody coal assets as part of a potential offer, but has not commented on how any talks with potential purchasers of Peabody are progressing, if at all.

     The Peabody assets are a key part of PacifiCorp's proposed combination with TEG. PacifiCorp places value on the significant synergies Peabody provides, including ongoing opportunities for growth through integration, rationalization and restructuring of Peabody's large portfolio of coal assets, and administrative savings.

     Without Peabody, Texas would not be able to achieve those synergies.

     Nomura International plc withdrew from talks with TEG partly due to its lack of confidence to reach a satisfactory conclusion as to the disposal of the Peabody assets.

     PacifiCorp, one of the lowest cost electricity producers in the United States, is a multinational energy company with 1.4 million retail electric customers in the western United States and 550,000 customers in the State of Victoria in Australia. PacifiCorp, which has more than 10,000 megawatts of generation capacity, also is the largest investor-owned bulk power marketer in the western U.S., and is an active electricity and gas marketer in the eastern U.S.

--------------

     The information in this announcement includes certain forward-looking statements. There can be no assurance that the results or other outcomes predicted will be realized. Actual results or outcomes will vary from those represented by the forecasts, and those variations may be material.

     The information contained in this announcement supersedes any prior reported statements which may have been attributed to PacifiCorp Acquisitions, any of its affiliates, or any of their respective advisors or agents concerning the subject matter hereof. Any such prior reported statements should be disregarded.

News Release                                                              Page 3
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                                Sources and Bases


1.   Acquisition and Financing Analysis

     The analysis set out below, which is based on a number of stated assumptions, shows the cost that would be incurred by Texas were it to acquire TEG at a cash price of 800 pence per TEG share (as speculated by most market commentators).

     It also shows the amount of debt and equity which Texas would be required to raise based on an assumed pro forma total debt to capital ratio and includes a sensitivity analysis based on different prices and different such ratios. It is assumed that Texas would, in making a bid for TEG, wish to maintain its current credit ratings.

     PacifiCorp acknowledges that the following analysis represents only one of a number of possible scenarios which might apply to any acquisition by Texas of TEG, and that the method of financing which Texas may adopt may differ from that set out below. If Texas were to include an equity component in its bid consideration, its credit ratings may be affected differently.


(a)  Cost of Acquiring TEG Equity

     The following assumptions have been used in calculating the cost of acquiring the fully diluted share capital of TEG. The cost of TEG's equity is calculated using the cash cancellation method of acquiring the 9,228,858 TEG shares which could fall to be issued on exercise in full of options and vesting of all outstanding awards granted under The Energy Group Share Schemes.

     Purchase price per TEG share                          800 pence

     Number of shares in issue on 2 February 1998          520,857,817

     Dollar sterling exchange rate                         $1.6393:(pound)1

     Cost of acquiring TEG Equity                          (pound)4,192 million
                                                           ($6,873 million)


(b)  Disposal of Peabody

     It has been assumed that Texas would be able to dispose of Peabody and that the net proceeds of such disposal by Texas would be $2,200 million, after payment of fees, costs and tax.

     If Texas is not able or willing to dispose of some or all of TEG's Peabody coal assets, its financing needs would increase considerably. This analysis is not therefore directly comparable to PacifiCorp's proposed acquisition of TEG in which PacifiCorp would retain the majority of Peabody.

News Release                                                              Page 4
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(c)  TEG Net Debt

     The following sets out the calculation of TEG debt (net of cash) which would be required to be refinanced or assumed by Texas on acquiring TEG. The total cash available has been reduced by an amount of approximately (pound)408 million, which is PacifiCorp's estimate of the restricted cash required to be used to repay financial leases for TEG's electricity generation plants.

                                       ------------------  ------------------
                                        (pound) million         $ million
                                       ------------------  ------------------

     Gross debt                                    2,768               4,538

     Total cash and short term         (1,303)             (2,136)
     deposits

     Less restricted cash                 408                 669
                                       ------              ------

     Available cash                                 (895)             (1,467)

     TEG Net Debt                                  1,873               3,070

     Source: (except in relation to restricted cash): The Energy Group PLC, Interim Results Presentation, 12 November 1997.


(d)  Net Cost to Texas

     It has been assumed that Texas would incur transaction costs of approximately $250 million.

                                                         ------------------  ------------------
                                                            (pound) million           $ million
                                                         ------------------  ------------------
     Cost of TEG equity (set out in (a) above)                        4,192               6,873

     Less Peabody disposal net proceeds (set out in (b) above)       (1,342)             (2,200)

     Plus TEG net debt (set out in (c) above)                         1,873               3,070

     Plus Financing costs, advisors and legal fees, and other           153                 250
     costs

     Total cost to be financed by Texas                               4,876               7,993
                                                                      =====               =====

News Release                                                              Page 5
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(e)  Effect on Texas' Capitalization

     The following sets out the effect of the acquisition of TEG on Texas' total capitalization assuming a pro forma post acquisition total debt to capital ratio of 67%, being a ratio which PacifiCorp is advised to be the reasonable maximum appropriate for Texas in order to maintain its current credit ratings following the acquisition of TEG on the basis outlined above. See also the sensitivity analysis set in (f) below. For the calculation of this ratio, preferred stock has been included as debt at 75% of book value for both non-mandatory redeemable preferred stock and trust preferred stock, and at 10% of book value for mandatory redeemable preferred stock, which PacifiCorp believes is how the credit rating agencies would typically treat such stock. Texas' total preferred stock includes approximately $21 million of mandatory redeemable preferred stock.

                                         -------------------------------------------------------
                                         Current Stand          Acquisition            Pro Forma
                                                 Alone            Financing                 Post
    $ millions                                                                       Acquisition
                                         -------------------------------------------------------
    Gross debt                                 $10,977              $ 6,296              $17,272

    Preferred stock                              1,100                                     1,100

    Common equity                                6,921                1,697                8,619

    Total capital                               18,997                                    26,991

    Total debt                                  11,788                                    18,084

    Total debt to capital ratio                   62.1%                                     67.0%

--------------

Source (Texas' financial information): Texas S-4 filing, 10 February 1998 and
10-Q filing, 30 September 1997 Source (treatment of preferred stock): Standard &
Poor's Creditweek, 25 March 1996.


(f)  Sensitivity of equity requirement

The table below sets out the amount of equity required to be raised by Texas assuming offer price of 800 pence and 825 pence at various debt to total capital ratios.

News Release                                                              Page 6
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
--------------------------------------------------------------------------------------
            Total Debt to                 Texas Equity Requirement at Offer Price of
          Capital Ratio (%)
--------------------------------------------------------------------------------------
                                           800 pence                      825 pence
--------------------------------------------------------------------------------------
                 63%                     $2,777 million                 $2,857 million

                  64                         2,507                          2,585

                  65                         2,237                          2,313

                  66                         1,967                          2,041

                  67                         1,697                          1,769

                  68                         1,428                          1,497

                  69                         1,158                          1,224

                  70                          888                            952

                  71                          618                            680


(g)  Standard & Poor's US Utilities Financial Ratio Medians

     The table below shows the total debt to capital ratios of US electric utilities based on their credit ratings and their business positions. Total debt to capital is one of a number of key measures used by the credit rating agencies in determining the credit rating of a company's debt.

                                                  --------------------------------------------------
                                                               Total Debt to Capital Ratio
                                                  --------------------------------------------------
            S & P Credit Ratings                        A                  BBB                 BB
                                                  --------------------------------------------------
     Above-average business position                   52%                 59%                 65%

     Average business position                         47                  54                  60

     Below-average business position                   41                  48                  54

--------------

Source: Standard & Poor's Global Sector Review, 1997. Financial ratio medians are the average of ratios derived from Standard & Poor's financial projections for companies rated both publicly and confidentially.


2.   Texas' Credit Ratings

Texas is currently rated BBB by Standard & Poor's and Baa3 by Moodys.

Source: Standard & Poor's Summary Analysis, 30 January 1998; Moody's Release, 27 January 1998.

News Release                                                              Page 7
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3.   Equity Offerings by US Public Electric Utilities

Set out below is a table comprising the five largest equity offerings by US public electric utilities.

---------------------------------------------------------------------------------------------
      Company                     Date                Offering Size         Percent of Market
                                                                               Capitalization
---------------------------------------------------------------------------------------------
Duke Power                        March 1994          $515 million               7%

Central & South West              February 1996           356                    7

Commonwealth Edison               February 1985           283                    6

GPU Inc.                          February 1998           277                    6

FPL Group                         November 1990           276                    7

--------------

Source:  Securities Data Corporation.


4. Size of Possible Equity Offerings Relative to Texas' Equity Market Capitalization

The table below shows, assuming equity offerings by Texas of various sizes, the relative size of such equity offerings compared to Texas' current equity market capitalization.

--------------------------------------------------------------------------------
       Size of Possible Offering          Proportion of Market Capitalization
--------------------------------------------------------------------------------

            $2,777 million                                28%

                2,237                                     23

                1,697                                     17

                1,158                                     12

                 618                                      6


Texas' market capitalization at the close of business on 13 February 1998 was $9,763 million.

--------------

Source:  Bloomberg.


5.   Time Value of Money

PacifiCorp assumes a time value of money for TEG shareholders of approximately 12 per cent per annum for equity investments.


                                       ###